Form 51-102F1

 Management Discussion and Analysis

For Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the year ended December 31, 2009 and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2009 and related notes contained in the report.  The date of this management’s discussion and analysis is March 31, 2010.  Additional information on the Company, including its annual information form, is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage Company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking information within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company's exploration operations and financing needs. Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry and the possibility that the Company may not be able to obtain the necessary financing to carry out its business plan. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company's other filings with Canadian securities authorities. Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

Corporate update

On February 17, 2010, Freegold and Western Standard Metals Ltd. (“Western Standard”) announced they entered into a Letter of Intent (the “LOI”) to amalgamate the two companies (“the Amalgamation”).  Management of Western Standard and Freegold are of the opinion that the combination of their assets into one company would result in a company with stronger management and financial capabilities better able to accelerate the exploration and development of their projects.

Pursuant to the LOI, Western Standard and Freegold would amalgamate to form a new company (“Amalco”).  The issued shares, options and warrants of Western Standard and Freegold will be exchanged with shares, options and warrants of Amalco, as the case may be, at a ratio to be negotiated on the effective date of the Definitive Agreement to be entered into with respect to the Amalgamation (the “Agreement”).

Amalco would retain the management and exploration teams of both companies resulting in a company with greater financial and technical strength to move their advanced stage projects forward.

The completion of the Amalgamation is subject to the fulfillment of a number of prior conditions, including the negotiation of the exchange ratio and the Agreement, receipt of fairness opinions by both parties and all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the TSX Venture Exchange, the approval of the Amalgamation by the shareholders of both Western Standard and Freegold by special resolutions of at least 2/3rds of the shares voted in person or by proxy at the general meetings of each issuer held to consider the Amalgamation, and the approval of the Supreme Court of British Columbia.

The Amalgamation cannot close until all of the foregoing conditions precedent and others are met.  There can be no assurance that the Amalgamation will be completed as proposed or at all.

Review of Exploration Projects

Golden Summit Project, Alaska

Since 1992, Freegold has explored the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, less than 5 miles from one of Alaska’s largest gold mines (Kinross’ 350,000 oz/year Fort Knox Mine).  Freegold’s 7-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 7.25 million ounces of gold having been recovered from underground mines on the property and from the placer operations in the streams that drain the project area.  This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.

Detailed exploration conducted to date covers only a small portion (1.2 miles) of the 7 mile wide property.  The balance of the property contains numerous old mines, veins and shears that have not been systematically explored, including areas with a greater density of identified gold-bearing veins and shear zones than exists in the Cleary Hill area.   An airborne geophysical survey over the entire property in 2007 also suggests that there are numerous other areas on the property that are prospective for hosting gold mineralization. Significant bulk tonnage potential may exist in these areas in addition to the virtually unexplored depth potential of Golden Summit.

On December 31, 2009, the Company optioned to Western Standard the right to earn a 50% interest in the Golden Summit Property.  As consideration, Western Standard paid Cdn $300,000 and must incur US$5,750,000 in exploration and development expenditures over a 4 year period.

Vinasale Gold Project, Alaska

In 2007, Freegold signed an Exploration with Option to Lease agreement with Doyon Limited an Alaskan regional native corporation on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 39.3 million oz Donlin Creek deposit and the high grade Nixon Fork copper-gold deposit.

Gold mineralization was first discovered at Vinasale by Central Alaskan Gold Company (CAG) in 1989. Exploration from 1990 to 1993 by CAG and their joint venture partner, Placer Dome, consisted of soil sampling, geophysics, diamond drilling (5,285 metres in 39 holes) and metallurgy. While the gold mineralization was found to be refractory, metallurgical testwork indicates that greater than 95% of the gold reports to the sulphide concentrate, thereby considerably reducing the volume of material required to be oxidized before extraction by cyanide. The Project was subsequently optioned by ASA-Montague and additional soil sampling, diamond drilling (5,262 metres in 26 holes) and metallurgy were completed in 1994. Drilling intersected significant gold values beneath multi-element soil anomalies in the Northeast, Central and South zones. A resource of 925,000 ounces of gold (14.5 million tonnes grading 1.95 grams/tonne) was estimated for the Central Zone by Derry Michener, Booth and Wahl (1994) as part of a Prefeasibility study. (Note that the resource figures are historical in nature and are provide for information purposes only; they are not compliant with National Instrument 43-101 (“NI 43-101”) and as such should not be relied upon). Previous wide-spaced drilling northeast and southeast of the Central Zone indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold's exploration program in 2007 was focused on evaluating the large land package surrounding the deposit, where limited systematic work has been conducted in the past. Freegold's efforts in 2007 included a stream, soil and rock sampling program. This program was followed up with a 1,788 line kilometre high resolution EM and Magnetic airborne geophysical survey. The focus of exploration  in 2008 was directed towards mapping, sampling and geophysics aimed at expanding the known extent of the gold mineralization within the Central Zone.  The program consisted of an induced polarization (IP) survey on areas north and north-east of the Central Zone. The preliminary results of geophysics indicated that the anomaly associated with the Central Zone, although weaker, continues to the north and the north-east, where there is thought to be potential to expand the known resources.

On December 31, 2009, the Company optioned to Western Standard the right to earn a 50% interest in the Vinasale Property.  As consideration, Western Standard paid Cdn $350,000 and must incur US$6,500,000 in exploration and development expenditures over a 3 year period.

Almaden Gold Project, Idaho

In an effort to reduce its indebtedness, the Company entered into a transaction with Western Standard for the sale of the Almaden Gold Project.  On September 30, 2009, the Company sold the Almaden Gold Project to Western Standard in exchange for the assumption by Western Standard of the Company’s US$2.9 million indebtedness to its senior bridge lender and 5 million shares of Western Standard, of which the Company transferred 1 million shares to Tiomin Resources Inc. (“Tiomin”) to reduce the Company’s indebtedness to Tiomin.  The 4 million Western Standard shares retained by Freegold have a book value of $736,000 (December 31, 2009 fair market value is $1,200,000).

Rob Project, Alaska

Since acquiring the project, Freegold has conducted limited work on this 106-claim property,  however work has confirmed the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990’s.  This team was also responsible for the discovery of the nearby Pogo deposit, a 5.6 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long gneiss dome that hosts the Rob gold mineralization. In 2009 the Pogo mine produced 389,808 ounces of gold at a cash cost of $423 per ounce.

A total of 29 holes (6,658 feet)  have been drilled on the project by Freegold focussing on the Grey Lead and O’Reely vein prospects. Drilling at the O'Reely vein did not intersect the multi-ounce values sampled at surface, 7 holes within the Grey Lead vein consistently intersected thick intervals of high-grade gold mineralization that exhibit geological and geochemical characteristics similar to those seen at the Pogo gold mine.  True width drill intercepts included a 13.5 foot interval averaging 20.1 g/t and a 13 foot interval averaging 29.0 g/t and included other significant intervals included 7.9 feet averaging 62 g/t gold, and 7.4 feet averaging 35 g/t.   Prospecting and IP geophysical surveys discovered two additional veins running parallel to Grey Lead. These veins returned grab samples up to 18 g/t and 75 g/t, and have been traced over 850 feet at surface.  Further work was also conducted on the eastern side of the property at the undrilled Michigan prospect, where prospecting and sampling has now traced a large intrusive hosted stock-work vein system over an approximate 3,500 foot by 2,500 foot area (with surface grab samples as high as 699, 175 and 121 g/t gold).

In March 2010, the Company staked an additional 141 State of Alaska mining claims covering 15,360 acres adjacent to its Rob gold project in the Goodpaster Mining District, Alaska. These new claims bring the total Rob project land holdings to 19,600 acres in one of the most prospective mining districts in Alaska. The newly acquired lands sit between the Tibbs Creek and Serpentine faults which define the western and eastern limits, respectively, of the northeast trending regional scale Black Mountain tectonic zone. Virtually all of the known lode gold occurrences in the eastern Goodpaster Mining district are located within the Black Mountain tectonic zone. Host rocks in the new claims include Paleozoic paragneiss and orthogneiss intruded by mid-Cretaceous intermediate plutonic rocks, the same units which host high-grade mineralization at the Grey Lead, Blue Lead, Michigan and Trench prospects at Rob.

Public-sector geochemical data from the newly acquired claims indicates widespread anomalous gold, arsenic, bismuth and tungsten in rocks, stream sediments and pan concentrate samples. The elevated bismuth and tungsten values are indicative of proximal intrusive-related gold mineralization similar to that at the Grey lead prospect at Rob.

Freegold has commissioned a revised NI-43-101 compliant technical report on the Rob project that is expected to provide additional information on the newly acquired claims and will include a recommended work program and budget for the Rob project.

The technical disclosure contained has been reviewed by Michael Gross, M.Sc, - Vice President Exploration of the Company who is a Qualified Person under NI 43-101.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31, (audited)
	2009	2008	2007
Total revenues	$213	$35,292	$259,063
General and administrative expenses - cash	890,885	1,208,428	1,358,287
General and administrative expenses – stock compensation	697,378	1,641,023	1,388,088
Mineral property costs	1,211,741	9,934,434	8,169,365
Loss before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,588,263) (0.02)	(2,849,451) (0.04)	(2,746,375) (0.05)
Comprehensive loss before income taxes ➢ In total ➢ Basic and diluted loss per share	(5,153,992) (0.08)	(5,165,861) (0.08)	(4,384,463) (0.08)
Totals assets	25,567,332	$31,645,153	$23,722,900
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	2009	2009	2009	2009	2008	2008	2008	2008
Total revenues	$213	$Nil	$Nil	$Nil	$112	$2,670	$19,486	$13,024
Net comprehensive loss – before tax	534,088	2,406,339	127,146	2,086,419	1,673,797	1,352,727	849,291	1,290,046
Net comprehensive loss per share	0.01	0.04	0.002	0.03	0.02	0.02	0.01	0.02
Total assets	25,567,332	25,672,602	31,412,885	31,923,410	31,645,153	29,537,893	24,787,497	23,998,295

Results of operations

The year ended December 31, 2009 resulted in a net comprehensive loss of $5,153,992 which compares with a loss of $5,165,861 for the same period in 2008.  General and administrative expenses for the year ended December 31, 2009 were $1,588,263, a decrease of $1,261,188 over the same period in 2008.  The loss is mainly attributable to $697,378 (2008: $1,641,023) in non-cash stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.

During the prior year, stock options were granted under a graded vesting schedule.  The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $999,836 for the year ended December 31, 2009 (2008: $1,810,885). $697,378 of this amount was allocated as stock-based compensation expense and $302,458 has been allocated to mineral properties in proportion to management’s or consultant’s time spent on specific projects.  Stock-based compensation for performance shares issued was $Nil for the year ended December 31, 2009 (2008: $512,832).

Professional fees of $302,563 (2008: $236,798) were recorded as additional legal expenses were incurred during the year to assist in the preparation of various equipment and bridge loan documents. Interest costs of $2,036,144 (2008: $721,494) were incurred mainly due to the interest on the US$ loans which included fees of $401,206, $436,200 non cash expense associated with the value of share issued and $160,559 non cash expense associated with the value of warrants issued.

Amortization for office equipment of $10,332 for the year ended December 31, 2009 (2008: $19,161) was recorded.  Mining equipment amortization of $387,811 (2008: $453,968) was attributed to the mining equipment that was obtained for the Golden Summit project in Alaska.

A foreign exchange gain of $1,519,418 (2008: loss $1,173,327) was recorded on loans that are payable in US funds. This resulted as the US dollar became weaker relative to the Canadian dollar.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, advertising, news releases, distribution fees and marketing materials, cost $76,882 for the year ended December 31, 2009, a decrease of $156,169 over the same period in 2008.

Travel costs of $28,542 (2008: $92,375) decreased as fewer trips were taken for promotional purposes and as a general cost cutting measure.

Transfer and filing fees of $151,483 (2008: $118,248) increased due to the additional expenses incurred during the year to assist in the preparation of various equipment and bridge loan documents.

All other general and administrative costs were relatively similar to those incurred in the previous year.

A capital loss of $3,081,458 was realized on the sale of the Almaden gold property and $43,947 on the partial sale of mining and automotive equipment in 2009.  Interest income of $213 was also earned in 2009, which was less than the $35,292 earned in 2008 primarily due to lower interest rates and less funds on deposit during the current year.

An unrealized gain on available-for-sale investments of $464,000 reduced the current year loss as the December 31, 2009 value of 4,000,000 Western Standard shares increased from their book value of $736,000 to $1,200,000.

During the year ended December 31, 2009, the Company incurred mineral property deferred exploration costs of $716,445.  Of the deferred exploration costs, $151,725 was incurred to review and update previous engineering and resource work on the Almaden project in Idaho. $292,756 was incurred on the Golden Summit project in Alaska of which $180,075 was for personnel offset by gold recovered of $99,332.  $81,211 was incurred on the Rob project in Alaska, and $86,888 was incurred on the Vinasale Alaska project.

Mineral property acquisition costs of $495,296 were also incurred which included $48,612 for the Almaden Idaho project, $107,977 for the Vinasale Alaska project, $56,830 for the Rob Alaska project and $281,877 for the Golden Summit Alaska project. The Company received $300,000 for the option of the Golden Summit Alaska project and $350,000 for the option of the Vinasale Alaska project.

On September 30, 2009, the Company and Western Standard completed the purchase and sale of a 100% interest in the Almaden Gold Project.  In consideration, Western Standard :

- issued 5 million common shares to the Company of which the Company transferred 1 million shares to Tiomin to reduce the amount owing to Tiomin by $184,000 ; and

- assumed US$2.9 million indebtedness owed by the Company to its senior bridge debt holder.

Fourth quarter results

The fourth quarter ended December 31, 2009 resulted in a comprehensive loss of $534,088 which was lower than the loss of $1,673,797 incurred in the comparative quarter ended December 31, 2008.  Most of the decrease can be attributable to mineral properties written off in the prior year.

Interest on the US$ loans amounted to $144,544 during the quarter.

A foreign exchange gain of $148,538 was recorded on loans that are payable in US funds. This resulted as the US dollar became weaker relative to the Canadian dollar.

During the three month period ended December 31, 2009, the Company issued 225,000 stock options at an exercise price of $0.10 per share with a non cash value of $18,178.

During the fourth quarter, Tiomin converted $1,504,330 owed to it by the Company into 16,714,773 common shares of the Company at a deemed price of Cdn$0.09 per share, leaving a balance owing of $854,974 which is repayable on October 2, 2011 and bears a 6% annual interest rate.

Liquidity and capital resources

At December 31, 2009, the Company’s working capital, defined as current assets less current liabilities, was a deficit of $3,014,740 compared to a deficit of $10,259,582 at December 31, 2008.  A convertible loan secured by certain equipment and real property of the Company comprises $1,583,736 of this deficit. Such convertible loan is repayable on May 29, 2010.  As stated above, the Company also had as of December 31, 2009 a loan outstanding to Tiomin in the amount of $854,974 which is repayable on October 2, 2011.  Such loan is secured by a floating charge on the assets of the Company and a pledge of the shares of its U.S. subsidiaries. The Company also had trade payables of $2,512,573 as at December 31, 2009. Subsequent to year end, the Company issued 14,529,440 common shares to settle $1,597,954 of such payables.

The Company had 86,623,866 issued and outstanding shares at December 31, 2009.

The Company remains in a difficult financial condition, and over the past year the Company has only been able to meet critical payments to keep its portfolio of exploration properties in good standing, and to meet other minimum sustaining requirements.  Effective December 31, 2009 the Company granted options to Western Standard to earn a 50% interest in each of the Golden Summit and Vinasale properties.  Under the agreements Freegold received an aggregate of $650,000 in cash payments and Western Standard committed to funding the required 2010 exploration expenditures on the two properties.  Western Standard must also make additional expenditures to earn its interest in the properties.  See “Review of Exploration Projects”.

On February 17, 2010, Freegold and Western Standard announced that they entered into the LOI to amalgamate the two companies. While management of Freegold is hopeful that the business combination will help to alleviate the Company’s current financial situation, there can be no assurance that the amalgamation will be completed. See “Corporate Update”, “Risks and Uncertainties” and “Outlook”.

Contractual commitments

The Company is committed under mineral property option agreements to pay cash and issue common shares of the Company and has outstanding and future commitments under loan agreements. See note 12 of the consolidated financial statements.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the year ended December 31, 2009.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

Goodwill and Other Intangible Assets

Effective 1 January 2009, the Company adopted CICA Handbook Section 3064 “Goodwill and Other Intangible Assets”.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On 20 January 2009, the Emerging Issues Committee (“EIC”) of the AcSB issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after 20 January 2009.

Mining Exploration Costs

On 27 March 2009, the EIC of the AcSB issued EIC Abstract 174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties.  It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required.  EIC 174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after 27 March 2009.

NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, and provides the equivalent to IFRS 3, “Business Combinations” (January 2008).  The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.

The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date.  The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.

Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2011.  Earlier adoption is permitted.  This new Section will only have an impact on the consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

Consolidated Financial Statements and Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”.  These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” (January 2008).  Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new Sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new Sections on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 December 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at March 31, 2010, there were 101,153,306 outstanding common shares compared to 64,226,593 outstanding shares at December 31, 2008.  The increase reflects the issuance of 3,462,500 shares for proceeds of $415,500, 2,220,000 shares for loan extension fees and 31,244,213 shares issued to settle $3,102,568 in debt.

As at March 31, 2010, there were 4,462,500 warrants outstanding.

	Number	Price per Share	Expiry Date
	500,000	$0.17	26 February 2011
	500,000	$0.14	11 July 2011
	3,462,500	$0.20	30 June 2012
Total	4,462,500

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Note 10d to the consolidated financial statements to December 31, 2009.

Number Outstanding 31 December 2008	Granted	Exercised	Cancelled	Expired	Number Outstanding 31 December 2009	Exercise Price Per Share	Expiry Date
310,000	-	-	-	(310,000)	-	$0.40/$0.50	5 November 2009
500,000	-	-	(500,000)	-	-	$0.20	30 September 2010
290,000	-	-	-	-	290,000	$0.35	13 March 2011
80,000	-	-	(50,000)	-	30,000	$0.50	17 July 2011
100,000	-	-	(100,000)	-	-	$0.50	21 September 2011
350,000	-	-	(350,000)	-	-	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	(40,000)	-	-	$1.71	16 October 2012
150,000	-	-	(50,000)	-	100,000	$2.10	1 November 2012
100,000	-	-	(100,000)	-	-	$1.50	8 February 2013
2,285,000	-	-	(1,165,000)	-	1,120,000	$1.42	21 February 2013
150,000	-	-	-	-	150,000	$1.42	10 April 2010
-	250,000	-	-	-	250,000	$0.14	14 September 2014
-	225,000	-	-	-	225,000	$0.10	4 December 2014
4,820,000	475,000	-	(2,355,000)	(310,000)	2,630,000

On February 26, 2010, 4,475,000 options were granted to purchase shares at $0.08 per share and on January 25, 2010, 400,000 options expired for a total of  6,705,000 options outstanding at March 31, 2010.

Related party transactions

The related party transactions during the year ended December 31, 2009, which occurred in the normal course of operations and were measured at the exchange amount (the amount of consideration established and agreed to by the related parties), were as follows:

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Each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  The Chairman is entitled to receive an additional $833 per month.  During the year, the Company paid/accrued $29,666 (2008: $50,500) to directors. As at December 31, 2009, amounts due to related parties consists of $55,653 (2008: $25,761) owing to directors and officers.

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During the year, the Company paid/accrued $108,333 (2008: $81,825) to the President and Chief Executive Officer.  As at December 31, 2009, $102,929 (2008: $7,007) is included in due to related parties.

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During the year, the Company paid/accrued $81,000 (2008: $124,550) for engineering and consulting fees to a company controlled by the Vice-President of Project Development. As at December 31, 2009, $74,697 (2008: $9,879) is included in due to related parties.

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During the year, the Company paid/accrued $75,000 (2008: $59,166) for professional fees to a company controlled by the Chief Financial Officer.  As at December 31, 2009, $57,875 (2008: $23,125) is included in due to related parties.

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During the year, legal fees of $50,420 (2008: $65,424) were paid/accrued to a law firm of which a Company director is a partner.  As at December 31, 2009, $78,204 (2008: $39,964) is included in due to related parties.

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During the year, shareholder relations fees of $55,000 (2008: $Nil) were paid/accrued to a director. As at December 31, 2009, $38,750 (2008: $Nil) is included in due to related parties.

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During the prior year, the Company secured a US $2 million short term loan from a company with a former director in common with the Company. During the year, $1,504,330 of this loan was converted into 16,714,773 shares of the Company.  On October 1, 2009, a director in common was elected and as at 31 December 2009, $854,974 is outstanding on this loan.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related consolidated financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The Company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the year ending December 31, 2009.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended December 31, 2009 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding will be available.  Although the Company has entered into the option agreements and LOI with Western Standard as described above, additional funding will be required in order for the Company to maintain its operations, satisfy its obligations and further the development of the properties.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Foreign Political Risk

The Company’s material property interests are currently located in the United States. A significant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an interest in certain of its properties. To earn its interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries, financial results, and other factors could have a significant effect on the price of the Company’s shares.

Foreign Currency Risk

A substantial portion of the Company’s expenses and loans are now, and are expected to continue to be incurred in United States currency. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and United States dollar may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Outlook

On September 30, 2009, the Company completed the sale of a 100% interest in the Almaden Gold Project to Western Standard which reduced the Company’s indebtedness by US$2.9 million. The Company’s indebtedness was subsequently reduced by a further US$1,377,591 through the conversion of indebtedness owing to Tiomin into shares of the Company and the transfer of 1 million shares of Western Standard to Tiomin.  On February 11 and 16, 2010, 14,529,440 shares were issued to settle $1,597,954 indebtedness.

On December 31, 2009, the Company optioned to Western Standard the right to earn a 50% interest in the Golden Summit Property.  As consideration, Western Standard paid Cdn $300,000 and must incur US$5,750,000 in exploration and development expenditures over a 4 year period.

On December 31, 2009, the Company optioned to Western Standard the right to earn a 50% interest in the Vinasale Property.  As consideration, Western Standard paid Cdn $350,000 and must incur US$6,500,000 in exploration and development expenditures over a 3 year period.

The foregoing transactions have significantly improved the Company’s financial position compared to its situation at the end of 2008.  The Company still has a significant amount of short and long-term indebtedness, however, and further funding will be required to satisfy its obligations.  There is no assurance that such funding will be available.

On 17 February 2010, Freegold and Western Standard announced that they entered into a Letter of Intent (the “LOI”) to amalgamate the two companies (“the Amalgamation”).  Management of Western Standard and Freegold are of the opinion that the combination of their assets into one company would result in a company with stronger management and financial capabilities better able to accelerate the exploration and development of their projects.  There is no assurance that the Amalgamation will be completed.